BD 3/27

Rec'd 3/1/06

SECURITIES / Wa

06005448

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 0 1 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8- 53066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10205 ULMERTON ROAD, SUITE 3D
(No. and Street)

LARGO (City) FLORIDA (State) 33771 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID W. DUBE (727) 536-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PENDER NEWKIRK & COMPANY
(Name – *if individual, state last, first, middle name*)

100 SOUTH ASHLEY DRIVE, SUITE 1650 (Address), TAMPA (City) FLORIDA (State) 33602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 08 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/30

mk 6/7

OATH OR AFFIRMATION

I, DAVID W. DUBE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEAK SECURITIES CORPORATION, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACQUELINE M. DUBE
MY COMMISSION # DD 454421
EXPIRES: July 25, 2009
Bonded Thru Notary Public Underwriters

David W. Dube
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Peak Securities Corporation
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Year Ended December 31, 2005
Independent Auditors' Report

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Peak Securities Corporation
Largo, Florida

We have audited the accompanying statement of financial position of Peak Securities Corporation (a wholly-owned subsidiary of Peak Capital Corporation) as of December 31, 2005 and the related statements of operations, cash flows, and changes in stockholder's equity and subordinated borrowings for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peak Securities Corporation (a wholly-owned subsidiary of Peak Capital Corporation) as of December 31, 2005 and the results of its operations, cash flows, changes in stockholder's equity, and changes in subordinated borrowings for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 10, 2006

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2005

ASSETS

Cash	$	70,012
Cash – Restricted (Note 3)		25,000
Accounts receivable		7,901
Marketable securities		24,414
Prepaid expense		1,315
	$	128,642

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	4,597
Salaries and commissions payable		35,523
Payroll taxes payable		1,206
		41,326
Stockholder's equity:		
Common stock - No par, $1.00 stated value; 1,000,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		113,693
Accumulated deficit		(26,477)
		87,316
	$	128,642

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

Revenues	$ 172,190
Expenses:	
Commissions	114,686
Management fees	25,260
Officer Salaries	12,354
Licenses, permits and registrations	5,655
Professional fees	5,581
Payroll taxes	1,195
Office supplies and expenses	946
Training and education	594
Travel	556
Insurance	501
Advertising	500
Memberships	435
Bank charges	155
Telephone	50
	168,468
Net operating income	3,722
Other expense:	
Loss on decline in value of marketable securities	(35,868)
Net loss	$ (32,146)

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows used by operating activities:	
Net loss	$ (32,146)
Adjustments to reconcile net loss to net cash used in operating activities	
Loss on decline in value of marketable securities	35,868
Increase in accounts receivable	(7,901)
Increase in prepaid expense	(985)
Increase in accounts payable	3,947
Increase in salaries and commissions payable	35,523
Increase in payroll taxes payable	1,206
Net cash provided by operating activities	35,512
Cash flows used by investing activities:	
Security deposit (Note 3)	(25,000)
Net cash used by investing activities	(25,000)
Cash flows provided by financing activities:	
Capital contribution by parent company	51,500
Net cash provided by financing activities	51,500
Net increase in cash	62,012
Cash, January 1, 2005	8,000
Cash, December 31, 2005	$ 70,012

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional	
	Number of Shares	Amount	Paid-In Capital	Retained Earnings (Accumulated Deficit)
Balances, January 1, 2005	100	$ 100	$ 62,193	$ 5,669
Capital contribution provided by parent company			51,500	
Net loss for year ended December 31, 2005				(32,146)
Balances, December 31, 2005	100	$ 100	$113,693	$ (26,477)

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED DECEMBER 31, 2005

N / A

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Peak Securities Corporation (the "Company"), a Florida corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

On October 31, 2002, all of the outstanding common shares of the Company (then known as Inter-American Securities, Inc.) were acquired by Peak Capital Corporation. In March, 2003, the Company filed an amendment to its articles of incorporation to effect the change of its name from Inter-American Securities, Inc. to Peak Securities Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION – The Company was formed to engage in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, venture capital and corporate finance consulting services.

MARKETABLE SECURITIES – The Company's marketable securities are held principally for the purpose of investments. These proprietary securities are recorded at fair value on the balance sheet with the change in fair value during the period included in the Company's statement of operations.

INCOME TAXES – As a result of the purchase of the Company by Peak Capital Corporation on October 31, 2002, the Company files its income tax returns on a consolidated basis with its parent company. The parent allocates income taxes to the Company as if it was a separate tax payer. The Company has not incurred any significant income tax expense, therefore, no provision for income taxes is considered necessary.

USE OF ESTIMATES – The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and to reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK – The Company could be exposed to credit risks in the event of default by financial institutions in which balances are maintained in excess of insured limits.

NOTE 3 - CLEARING ARRANGEMENT AND CASH-RESTRICTED DEPOSIT ACCOUNT

The Company entered into a fully disclosed clearing agreement ("Agreement") with Pershing, LLC on March 15, 2005, which was amended by the parties on December 15, 2005. In accordance with the terms of the Agreement, Pershing shall carry the proprietary accounts of the Company and the cash and margin accounts of the customers of the Company introduced by the Company to Pershing, and accepted by Pershing, and shall clear all transactions on a fully disclosed basis for such accounts, in the manner and to the extent as set forth in the Agreement. In addition, the Company is required to maintain a deposit account, for which the Company and Pershing have agreed on the sum of twenty-five thousand dollars ($25,000), to assure the Company's performance of its obligations under the Agreement. The deposited funds are restricted to the specific requirements as outlined in the Agreement. Further, in the event of a substantial change in the nature and extent of the Company's business operations, Pershing could require that an additional amount or amounts be deposited to the deposit account. At December 31, 2005, the Company is not aware of any changes in its business operations that would require an additional increase in the restricted deposit account.

NOTE 4 – REVENUE RECOGNITION

The Company records all commissions from the purchases and sales of equities, fixed income securities and mutual funds on trade settlement dates. Commissions from the sales of variable products are recorded once the policies are delivered to the customer and the right of rescission period for the customer has expired. Corporate finance consulting fees are earned ratably over the period of the consulting agreement.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company entered into a management agreement for the payment of expenses by a broker-dealer parent company, dated May 1, 2003, with Peak Capital Corporation, its parent company. Under the agreement, Peak Capital Corporation agrees to assist the Company by providing it with certain goods or services without charge, such as rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services and other general administrative and office expenses. The management agreement is permitted under NASD guidelines so long as the Company maintains details of this arrangement in writing. The terms of the management agreement are not necessarily indicative of the terms which would have been incurred had the management agreement been entered into with independent parties. Management fees for the year ended December 31, 2005 amounted to $25,260.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $62,902 which was $57,902 in excess of its required net capital of $5,000.

NOTE 7 – COMMITMENTS

In December, 2004, the Company entered into an agreement with 1st Security Assurance, an indirect affiliate of Ameri-Life, an independently owned and operated senior life, health and annuity company based in Clearwater, Florida. As of January 1, 2005, all qualified agents of Ameri-Life related entities that hold Series 6, 7 or 24 securities licenses and solicit or plan to solicit and effect any transactions with public customers involving equities, fixed income securities, mutual funds, asset management services and variable products became registered representatives of the Company.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

SCHEDULE 1

Net capital	
Total stockholder's equity	$ 87,316
Total capital and allowable borrowings	87,316
Deduction for non-allowable assets	
Marketable securities	24,414
Net capital before haircuts on security positions	62,902
Haircuts on security positions	---
Net capital	$ 62,902

No material differences were noted from the Company's computation of net capital under rule 15(c)(3)-1 as included in the Company's Focus Report for the calendar quarter ended December 31, 2005 and as filed on January 17, 2006.

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

SCHEDULE II

N / A

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

SCHEDULE III

N / A

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

AS OF DECEMBER 31, 2005

SCHEDULE IV

N / A

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

RECONCILIATIONS OF MATERIAL DIFFERENCES

AS OF DECEMBER 31, 2005

SCHEDULE V

In accordance with Rule 17a-5(d)(4), there are no material differences and, therefore, there are no material differences to reconcile.

The accompanying notes are an integral part of these financial statements.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Peak Securities Corporation
Largo, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Peak Securities Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3
(continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 10, 2006